

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 14, 2008

Randal W. Scott, Ph.D.
Chief Executive Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, California

> **Re: Genomic Health, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-51541**

Dear Dr. Scott:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Randal W. Scott, Ph.D.
        Fax: (650) 556-0750